Changes in Affiliates (New Affiliate)

POSCO China Dalian Plate Processing Center LTD. is a new affiliate company of the POSCO Group. Posco and POSCO-China, an affiliate of POSCO, own 90 percent of the total issued and outstanding shares of POSCO China Dalian Plate Processing Center LTD.

Company to be affiliated:

• Company Name: POSCO China Dalian Plate Processing Center LTD.

• Total Assets (KRW): 19,924,613,600

• Total Shareholders’ Equity (KRW): 19,924,613,600

• Total Liabilities (KRW): -

• Total Capital (KRW): 19,924,613,600

• Current total number of affiliated companies: 129